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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the Month of January, 2001
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F                 Form 40-F
                  [ ]                        [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No
                  [ ]                        [X]

This Form 6-K consist of:

         A press release entitled "Axcan Pharma Inc. Adopts a Shareholder Protection Rights Plan."


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AXCAN PHARMA INC.

Date:  January 26, 2001             By: /s/ Jean Vezina
                                        -------------------------------------
                                    Name:  Jean Vezina
                                    Title: Vice-President, Finance and
                                               Chief Financial Officer


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TSE SYMBOL (Toronto Stock Exchange):                                         AXP
NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA

DATE:                                                           January 23, 2001


           AXCAN PHARMA INC. ADOPTS SHAREHOLDER PROTECTION RIGHTS PLAN

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan") today announced the adoption by its Board of Directors of a Shareholder Protection Rights Plan. The Plan is similar to plans adopted by a number of public companies and is intended to protect shareholders from unfair or coercive take-over strategies, including the acquisition of control through a take-over bid that does not treat all shareholders equally or fairly.

In making the announcement, Axcan said it is not aware of any pending or threatened take-over bid for its shares.

To implement the Plan, the Board of Directors of Axcan authorized the issue, on January 31, 2001, of one Right in respect of each common share held by holders of record at 5:00 P.M. Montreal time on January 12, 2001. The Rights will trade with the common shares and be represented by certificates representing common shares.

On the occurrence of certain triggering events, including the acquisition by a person or group of 20% or more of the votes attached to all outstanding voting shares of Axcan in a transaction not approved by the Board of Directors, the Rights will entitle holders (other than the acquiring person or group) to purchase from Axcan's treasury additional common shares at a 50% discount to the market price.

The Rights are not triggered by purchases of voting shares made pursuant to a "Permitted Bid". A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and must comply with certain other conditions. It must also be approved by a majority of the holders of the voting shares (other than voting shares held by the bidder) at a special meeting called for that purpose.

Although the Rights Plan is effective upon its adoption, in accordance with stock exchange requirements it will be submitted to the shareholders of Axcan for confirmation at the next annual meeting, scheduled to be held on February 22, 2001.


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Axcan Pharma is a leading specialty North American pharmaceutical company in the field of gastroenterology. Axcan is the first Canadian pharmaceutical companies to have its own US sales and marketing organization. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".





INFORMATION:    DAVID W. MIMS
                Executive Vice President & Chief Operating Officer

                Tel: (205) 991-8085

or              ISABELLE ADJAHI
                Director, Investor Relations
                                                           Tel: (450) 467-5138

                Web: http://www.axcan.com


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